Exhibit 100

NICE Launches WEM@home, Helping Organizations Maintain Service Levels and
Agent Engagement While Working From Home

Supervisors faced with the new challenge of managing hundreds or thousands of employees, who are now each working remotely, are equipped to maintain team engagement and KPIs in less than 48 hours

Hoboken, N.J., March 30, 2020 – NICE (Nasdaq: NICE) today announced WEM@home, a new offering that provides advanced remote management capabilities to maintain productivity and service levels to organizations globally. With businesses shifting to a work-from-home environment, they now require tools to manage their remote workforces and drive the right behaviors, all while ensuring that customer satisfaction is maintained. Businesses are experiencing unprecedented spikes in interaction volumes and are reporting a growing need to respond across digital channels. WEM@home helps supervisors gain control and focus employees on shifting customer priorities. Offered without full commitment or contract to both new and existing customers, WEM@home cuts through the red tape in this time of uncertainty to help contact centers respond to and support increased traffic. Organizations can have WEM@home up and running in less than 48 hours. Click here to learn more.

WEM@home solution includes:
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Visibility package: capture data and generate insights about employee behavior on the desktop. A deep reservoir of rich and meaningful data, the desktop has the potential to generate insights and measures around employee productivity scores, knowledge gaps and identify inefficient processes for both front and back-office employees.

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Performance package: monitor both employee and customer behavior using advanced analytics and AI to provide sentiment analysis and insights. This enables a better understanding of ongoing employee state of mind and identification of changes in employee behavior as they interact with customers.

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Engagement package: provide employees a structured way to offer inputs about their work and set up as well as potential obstacles that are preventing them from completing their tasks successfully using out of the box surveys. The Engagement package comes with a custom WEM@home employee engagement report as well as an industry benchmark report.

“With the race to establish remote worker environments at its peak, organizations are quickly realizing the need for remote supervisor capabilities,” said Barry Cooper, President NICE Enterprise Group. Supervisors who once walked the contact center floor, keeping a pulse on the center’s needs, can now do so remotely with WEM@home. Supervisors can quickly regain control during today’s unprecedented times of change to better understand employees and respond to evolving customer requirements.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.